

10035173

STATES
HANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 24075

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crews & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 President Clinton Avenue, Suite 800
(No. and Street)

Little Rock	Arkansas	72201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe P. Bumpers Chief Financial Officer 501-978-8650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FrazerFrost, LLP.
(Name – *if individual, state last, first, middle name*)

425 West Capitol	Little Rock	Arkansas	72201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe P. Bumpers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crews & Associates, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

My Commission Expires August 15, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents


FRAZER
FROST, LLP
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

We have audited the accompanying statement of financial condition of Crews & Associates, Inc. as of December 31, 2009, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crews & Associates, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Frazer Frost, LLP

Certified Public Accountants

Little Rock, Arkansas
February 23, 2010

425 West Capitol Avenue, Suite 3300 | Little Rock, Arkansas 72201 | 501.376.9241 | frazerfrost.com

Los Angeles and Visalia, CA | Little Rock and Fayetteville, AR | Raleigh, NC

CREWS & ASSOCIATES, INC.

Statement of Financial Condition

December 31, 2009

Assets

Cash (including $309,229 segregated under federal regulation)	$ 2,092,701
Receivables from	
Broker-dealers and clearing organizations	1,333,030
Customers	1,883,516
Marketable securities	34,806,531
Lease inventory	1,067,719
Furniture, equipment and leasehold improvements, net	1,880,260
Net deferred tax asset	3,978,103
Cash surrender value of life insurance policies	10,422,083
Employee loans receivable and covenants not to compete, net	1,216,513
Goodwill	772,574
Income taxes receivable	70,248
Other assets	1,319,427
Total assets	$ 60,842,705

Liabilities and Stockholder's Equity

Payables to	
Broker-dealers and clearing organizations	$ 861,173
Customers	116,648
Accounts payable, accrued expenses and other liabilities	5,215,879
Nonqualified deferred compensation liability	10,724,626
Short-term borrowings	12,200,000
Total liabilities	29,118,326
Stockholder's equity	
Common stock, $.0005 par value, 5,000,000 shares authorized and 853,220 issued and outstanding	427
Additional paid-in capital	2,838,692
Retained earnings	28,885,260
Total stockholder's equity	31,724,379
Total liabilities and stockholder's equity	$ 60,842,705

The accompanying notes are an integral part of these financial statements.

Statement of Operations

For the Year Ended December 31, 2009

Revenues	
Trading profits	$ 55,976,613
Investment banking and other income	4,795,122
Interest income	1,705,268
Total revenues	62,477,003
Expenses	
Employee compensation and benefits	38,492,877
Professional and other	1,311,787
Amortization of employee loans receivable and covenants not to compete	439,505
Occupancy and equipment	1,669,702
Communications	2,736,451
Business development	1,276,764
Clearing fees	309,895
Interest expense	236,100
Total expenses	46,473,081
Income before income tax expense	16,003,922
Income tax expense	6,097,480
Net income	$ 9,906,442

The accompanying notes are an integral part of these financial statements.

Statement of Stockholder's Equity

For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2009	$ 427	$ 2,838,692	$ 24,978,818	$ 27,817,937
Net income	-	-	9,906,442	9,906,442
Dividends paid	-	-	(6,000,000)	(6,000,000)
Balance - December 31, 2009	$ 427	$ 2,838,692	$ 28,885,260	$ 31,724,379

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

For the Year Ended December 31, 2009

Cash flows from operating activities	
Net income	$ 9,906,442
Adjustments to reconcile net income to net cash used by operating activities	
Depreciation	499,144
Amortization of employee loans receivable and covenants not to compete	439,505
Deferred income taxes	(633,546)
Changes in operating assets and liabilities	
Receivables from	
Broker-dealers and clearing organizations	(458,581)
Customers	3,551,585
Marketable securities	(13,673,320)
Lease inventory	(447,789)
Cash surrender value of life insurance	(1,788,046)
Other assets	(389,366)
Payables to	
Broker-dealers and clearing organizations	(301,566)
Customers	(246,171)
Accounts payable, accrued expenses and other liabilities	(38,778)
Nonqualified deferred compensation	1,787,460
Due to parent	(1,242,121)
Income taxes payable	(950,678)
Net cash used by operating activities	(3,985,826)
Cash flows from investing activities	
Purchase of furniture and office equipment	(626,284)
Net cash used by investing activities	(626,284)
Cash flows from financing activities	
Net change in short-term borrowings	10,700,000
Issuance of employee loans receivable	(183,000)
Dividends paid	(6,000,000)
Net cash provided by financing activities	4,517,000
Net decrease in cash	(95,110)
Cash - beginning of year	2,187,811
Cash - end of year	$ 2,092,701

Supplementary disclosures of cash flow information

Cash paid during the year for	
Interest	$ 221,029
Income taxes, net	7,679,809

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

December 31, 2009

1. **Description of Business**

Crews & Associates, Inc. (the "Company" or "Crews") is a registered broker-dealer. The Company is located in Little Rock, Arkansas, and is 100% owned by First Security Bancorp (the "Parent").

Crews is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Crews conducts business with other broker-dealers located throughout the United States on behalf of its customers and for its own account.

2. **Summary of Significant Accounting Policies**

a. **Revenue recognition** – Securities transactions are captured on the Company's computer system and monitored on a trade date basis and are reflected in the accompanying financial statements on a settlement date basis. Recording such transactions on a trade date basis would not result in a material difference in the accompanying financial statements. Investment banking revenue is recorded at the time the transaction is completed and the income is reasonably determinable.

b. **Cash equivalents** – For purposes of the statement of cash flows, the Company considers all liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2009, the Company did not hold investments considered to be cash equivalents.

c. **Marketable securities** – Marketable securities are comprised of securities used for trading and are valued at market. Any unrealized gains and losses have been reflected as a component of net trading profits in the accompanying statement of operations.

d. **Lease inventory** – Lease inventory represents leases purchased by the Company and held for sale to outside investors. Lease inventory is valued at market. Any unrealized gains and losses have been reflected as a component of net trading profits in the accompanying statement of operations.

e. **Property, plant and equipment** – Property, plant, and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

f. **Impairment of long-lived assets to be held and used** – The Company reviews the carrying value of long-lived assets for impairment whenever certain triggering events or changes in circumstances indicate that the carrying amounts of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the excess of the carrying amount over the fair value of the assets. No triggering events or changes in circumstances were identified by management for the year ended December 31, 2009.

2. **Summary of Significant Accounting Policies (cont.)**

g. **Intangible assets** – Intangible assets consist of goodwill in the amount of $772,574 at December 31, 2009. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. The Company accounts for goodwill in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-10, "Goodwill and Other Intangible Assets," whereby intangible assets are evaluated on at least an annual basis for indicators of impairment. The Company performed its annual impairment test of goodwill during 2009 and concluded that there was no impairment indicated.

h. **Employee loans receivable and covenants not to compete** – In the ordinary course of business, the Company enters into agreements with certain employees for covenants not to compete and employee loans. These amounts are being amortized over the term of the agreements which are five and six year periods. Amortization expense related to these agreements was $439,505 for the year ended December 31, 2009 and the net unamortized balance was $1,216,513 at December 31, 2009. Amortization expense of the remaining balance is expected to be as follows: 2010 – $405,153; 2011 – $375,136; 2012 – $287,786; 2013 – $138,528; and 2014 – $9,910.

i. **Income taxes** – The Company will be included in the consolidated federal income tax return of the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion of such deferred tax assets will not be realized. The Company is no longer subject to U.S. federal and state tax examinations by tax authorities for years before 2006. The Company's federal tax return and its state tax return are not currently under examination. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. During the year ended December 31, 2009, the Company did not recognize any interest or penalties. The Company did not have any interest or penalties accrued at December 31, 2009.

j. **Related party transactions** – In the normal course of business, the Company purchases and sells securities for Company officers and its stockholder. These transactions have substantially the same terms as those with unrelated parties.

k. **Advertising** – Advertising costs, included in communications expenses, are expensed as incurred. Advertising expense was $396,339 in 2009.

l. **Use of estimates** – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. However, actual results may differ from the estimates and assumptions used in the accompanying financial statements.

2. <u>Summary of Significant Accounting Policies</u> **(cont.)**

m. **Recent accounting pronouncements** – In June 2009, the FASB issued ASC Update 2009-01, Topic 105, "Generally Accepted Accounting Principles - FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles." The ASC is the single source of authoritative nongovernmental U.S. generally accepted accounting principles ("GAAP"). The ASC does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. The Company adopted this standard for the annual reporting period ending December 31, 2009. The adoption of this standard did not have a material impact on the Company's results of operations or financial position.

In December 2007, the FASB issued an accounting standard related to business combinations which is effective for fiscal years beginning on or after December 15, 2008. This standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. This accounting standard was subsequently codified into ASC Topic 805, "Business Combinations." The adoption of this standard did not have a material effect on the Company's results of operations or financial position.

In December 2007, the FASB issued an accounting standard related to noncontrolling interests in consolidated financial statements, which is effective for fiscal years beginning on or after December 15, 2008. This standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This accounting standard was subsequently codified into ASC 810-10, "Consolidation." The Company adopted this standard effective January 1, 2009 and it did not have material impact on the Company's financial position or results of operations.

In March 2008, the FASB issued an accounting standard related to disclosures about derivatives and hedging activities, which is effective for fiscal years and interim periods beginning after November 15, 2008. This standard requires enhanced disclosures about derivative instruments and hedging activities and therefore should improve the transparency of financial reporting. This accounting standard was subsequently codified into ASC 815-10, "Derivatives and Hedging." The adoption of this standard did not have a material effect on the Company's results of operations or financial position.

2. Summary of Significant Accounting Policies (cont.)

In April 2009, the FASB issued new guidance impacting ASC 820, "Fair Value Measurements and Disclosures." This ASC provides additional guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The adoption of this new guidance did not have a material effect on the Company's results of operations or financial position.

In April 2009, the FASB issued new guidance impacting ASC 825-10-50, "Financial Instruments" which relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. This guidance amended existing GAAP to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies, as well as in annual financial statements. This guidance is effective for interim and annual periods ending after June 15, 2009. The Company has presented the necessary disclosures in Note 14 herein.

In August 2009, the FASB issued ASC Update 2009-05, "Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value." This update provides amendments for fair value measurements of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. ASC Update 2009-05 also clarifies that when estimating a fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. ASC Update 2009-05 is effective for the Company January 1, 2010. The Company is currently evaluating the impact of this standard on the Company's financial condition, results of operations and disclosures.

The FASB issued FASB Interpretation No. 48 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This interpretation provides a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation gives guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2008. This accounting standard was subsequently codified into ASC 740-10, "Income Taxes." The adoption of this standard did not have a material effect on the Company's results of operations or financial position.

3. Cash Segregated Under Federal Regulation

Statutory rules require customer funds be segregated in a special reserve bank account "for the exclusive benefit of customers" based on the computation required under SEC Rule 15c3-3. While not required based on the regulatory calculation the Company maintained $309,229 in the special reserve bank account at December 31, 2009.

Notes to Financial Statements

December 31, 2009

4. **Receivables from and Payables to Broker – Dealers and Clearing Organizations, and Customers**

The balances shown as receivables from and payables to broker – dealers and clearing organizations, and customers represent amounts due in connection with normal trading transactions executed for customers or the Company. These receivables and payables are generally collateralized by securities held by or due to the Company. To further minimize the risks associated with these balances, the Company monitors the credit standing of each broker – dealer and clearing organization, and customer with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of the securities due from others. Because these receivable balances are generally collateralized, the Company has not historically incurred any significant losses related to bad debt. Accordingly, the Company has not recorded an allowance for doubtful accounts at December 31, 2009.

At December 31, 2009, receivables from customers consisted of $1,245,890 from institutional firms and $637,626 from retail customers. Payables consisted of $51,552 to institutional firms and $65,096 to retail customers. The institutional firms represent financial institutions, and retail customers represent a diversified clientele, both located throughout the United States.

5. **Marketable Securities**

Marketable securities consisted of the following trading securities, stated at fair market values:

State and municipal government obligations	$ 25,048,689
U.S. Government obligations	1,653,149
Corporate obligations	7,587,932
Other	516,761
	$ 34,806,531

6. **Furniture, Equipment and Leasehold Improvements**

The furniture, equipment and leasehold improvements were as follows:

Leasehold improvements	$ 568,340
Furniture and equipment	4,249,273
	4,817,613
Accumulated depreciation	(2,937,353)
Furniture, equipment and leasehold improvements, net	$ 1,880,260

7. Short-Term Borrowings

At December 31, 2009, the Company had a revolving line of credit with a balance of $6,900,000 outstanding at year end. The revolving line of credit bears interest at a variable rate based on the financial institution's internal rate (1.45% at December 31, 2009) and is collateralized by marketable securities owned by the Company. Availability is determined daily by the lender based primarily on average quarterly balances.

At December 31, 2009, the Company had a $13,000,000 line of credit agreement with a related party financial institution. At December 31, 2009, $5,300,000 was outstanding. The line of credit bears interest at the greater of 4.50% or the 30-day London InterBank Offered Rate ("LIBOR") (4.50% at December 31, 2009) and are collateralized by marketable securities owned by the Company.

At December 31, 2009, the Company had a $10,000,000 revolving line of credit agreement with the Parent, of which, there was no outstanding balance at year end. The revolving line of credit bears interest at a fixed rate (5.00% at December 31, 2009). The loan is uncollateralized.

At December 31, 2009, the Company had a revolving line of credit agreement with a bank, with no outstanding balance at year end. The revolving line of credit bears interest at a rate based on the 30-day LIBOR (2.04% at December 31, 2009). The loan is collateralized by marketable securities with the availability of $17.5 million.

At December 31, 2009, the Company had a revolving credit line agreement with a bank, of which, there was no outstanding balance and bearing interest at the greater of 6.00% or the 90-day LIBOR (6.00% at December 31, 2009). The loan is collateralized by marketable securities with the availability of $15.0 million.

As of December 31, 2009, the Company had no outstanding obligations which were subordinated to claims of general creditors.

8. Income Taxes

Components of the provision (benefit) for income taxes were as follows:

Current provision	$ 6,731,025
Deferred benefit	(633,545)
	$ 6,097,480

The actual tax expense differs from the "expected" tax expense (computed by applying the applicable federal corporate income tax rate of 35% to income before income taxes) primarily due to the effect of state income taxes, net of federal benefit, and nontaxable municipal bond interest income, net of nondeductible interest expense.

8. **Income Taxes (cont.)**

The Company utilizes the liability method to determine deferred income taxes. Under this method, deferred income taxes are determined by applying statutory tax rates in effect at the financial statement date to differences between the book basis and the tax basis of assets and liabilities.

The deferred income tax asset reflected in the accompanying statement of financial condition resulted primarily from the recognition of the nonqualified deferred compensation liability for financial reporting purposes which are not yet deductible for income tax reporting purposes.

Total deferred tax assets and deferred tax liabilities are as follows:

Deferred tax assets	$ 4,399,174
Deferred tax liabilities	(421,071)
Net deferred tax asset	$ 3,978,103

9. **Commitments and Contingencies**

The following schedule reflects the future minimum rental payments required under operating leases that have noncancelable lease terms in excess of one year as of December 31, 2009:

Year Ending December 31,	Lease Commitments	Less Sub-lease	Net Lease Commitments
2010	$ 1,574,834	$ (102,331)	$ 1,472,503
2011	924,785	(105,913)	818,872
2012	899,769	(108,043)	791,726
2013	891,500	(110,226)	781,274
2014	891,500	(112,420)	779,080
Thereafter	222,873	(18,798)	204,075
	$ 5,405,261	$ (557,731)	$ 4,847,530

The Company leases their office space from the Parent. Rent expense was $975,068 for the year ended December 31, 2009.

9. **Commitments and Contingencies (cont.)**

In the normal course of business, the Company is occasionally a party to lawsuits, claims and customer complaints. The costs to defend and settle such matters have been included in other expenses in the accompanying statement of operations. As of December 31, 2009, management is of the opinion, based in part on consultation with legal counsel, that the ultimate resolution of pending matters will not have a material adverse effect on the Company's financial condition.

In connection with its retail brokerage business, the Company performs securities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers. The Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the trade counterparty. The Company is fully secured by assets in the customer's account, as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. In addition, the Company controls this risk by establishing credit limits for such activities and by monitoring its customers' compliance with their contractual obligations and the related exposure on a daily basis.

In addition, the Company enters into when-issued transactions and underwriting commitments. Such commitments require that the Company purchase securities at specified prices. To manage the off-balance sheet risk related to these commitments, the Company generally sells the issue to third parties on a when-issued basis. At December 31, 2009, the Company had no firm commitments to purchase or sell securities.

The Company maintains, at various financial institutions, cash balances which may exceed the federally insured amounts at various times during the year.

10. **Net Capital Requirement**

As a registered broker-dealer, Crews is subject to the Uniform Net Capital Rule 15c3-1 administered by the SEC. Crews has elected to compute its net capital requirement under the aggregate indebtedness method of the rule, which does not allow the aggregate indebtedness of Crews, as defined under the rule, to exceed 15 times regulatory net capital. At December 31, 2009, Crews had an aggregate indebtedness to net capital ratio of 1.14 to 1 with $14,850,989 of regulatory net capital, which was $13,722,855 in excess of the required minimum regulatory net capital of $1,128,134.

11. **Related Party Transactions**

The Company engaged in trading activity with the Parent or related affiliates resulting in trading revenues of approximately $6,046,000 for the year ended December 31, 2009. Management of the Company believes this activity was conducted on terms equivalent to those with unrelated parties.

11. Related Party Transactions (cont.)

At December 31, 2009, the Company had $5,300,000 outstanding under a line of credit agreement with a bank that is a subsidiary of the Parent. Total borrowings available pursuant to this agreement totaled $13,000,000 at December 31, 2009. In addition, the Company had a $10,000,000 revolving line of credit agreement with the Parent with no balance outstanding at December 31, 2009.

For the year ended December 31, 2009, the Company paid legal fees of approximately $165,000 to a law firm associated with a board member.

12. Deferred Compensation

The Company has a nonqualified deferred compensation arrangement for certain employees, which permits participants to defer a portion of their compensation ("Participant Deferrals") and provides that the Company will make matching contributions up to a specified dollar amount. The Participant Deferrals are fully vested and are credited with the gain or loss associated with the investment choices selected by the participant as provided by the plan. The Company contribution is credited with interest at a specified rate set each year by the Company. The rate for 2009 was 4.30% per annum and vests over a 10-year period. The Company funds its obligations under these arrangements through the purchase of life insurance policies. The cash surrender value of these life insurance policies was $10,422,083 as of December 31, 2009. The Company's net benefit obligation under these arrangements which is reflected in nonqualified deferred compensation in the accompanying financial statements was $10,724,626 at December 31, 2009. During the year ended December 31, 2009, the Company recognized employee compensation and benefit expense associated with this arrangement of $1,635,261.

13. Retirement Plan

The Company sponsors a defined contribution plan (the "401(k) Plan"), which is intended to provide assistance in accumulating personal savings for retirement. The 401(k) Plan is qualified as a tax-exempt plan under Sections 401(a) and 401(k) of the Internal Revenue Code. The 401(k) Plan covers all full-time employees of the Company once they have completed six months of service. Participants may make rollover contributions and deferral contributions through payroll deductions. The Company may, at its discretion, make matching contributions for the benefit of each participant making a deferral contribution. During 2009, the Company matched 10% of a participant's deferral contribution. The Company may also make a discretionary nonelective contribution, as determined by the Company. There was no discretionary nonelective contribution made during 2009. For the year ended December 31, 2009, the Company made matching contributions of $111,745 related to this plan.

14. **Fair Value**

The Company measures certain of its financial assets and liabilities on a fair value basis using various valuation techniques and assumptions, depending on the nature of the financial asset or liability. Additionally, fair value is used either annually or on a nonrecurring basis to evaluate certain financial assets and liabilities for impairment or for disclosure purposes. Hierarchical levels defined by ASC 820-10 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities are as follows:

- **Level I** – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level I fair value generally are G-7 government and agency securities, equities listed in active markets and investments in publicly traded mutual funds with quoted market prices.

- **Level II** – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets and liabilities that are generally included in this category are non-G-7 government securities, municipal bonds, certain hybrid financial instruments, certain mortgage and asset backed securities, and certain corporate debt.

- **Level III** – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Generally, assets and liabilities carried at fair value and included in this category are certain mortgage and asset-backed securities, certain corporate debt, certain municipal debt and certain private equity investments.

The following table sets forth the Company's financial assets and liabilities at December 31, 2009 that are accounted for at fair value on a recurring basis.

	Quoted Prices in Active Markets for Identical Assets (Level I)	Other Observable Inputs (Level II)	Unobservable Inputs (Level III)	Total
Assets				
Municipals	$ -	$ 22,257,641	$ 2,791,048	$ 25,048,689
U.S. Government	-	1,653,149	-	1,653,149
Corporates	-	5,318,680	2,269,252	7,587,932
CD	-	236,606	-	236,606
Other	-	-	280,155	280,155
Lease inventory	-	-	1,067,719	1,067,719
Total	$ -	$ 29,466,076	$ 6,408,174	$ 35,874,250

14. Fair Value (cont.)

For marketable securities traded in an active market, fair values are measured on a recurring basis, obtained from an independent pricing service and based on quoted market prices if available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities, broker quotes or comprehensive interest rate tables and pricing matrices. For investment securities traded in a market that is not active, fair value is determined using unobservable inputs or value drivers and is generally determined using expected cash flows and appropriate risk-adjusted discount rates. Expected cash flows are based primarily on the contractual cash flows of the instrument, and the risk-adjusted discount rate is typically the contractual coupon rate of the instrument on the measurement date, adjusted for changes in interest rate spreads of the yields on comparable corporate or municipal bonds, similar mortgage backed asset obligations, and the yields on U.S. Treasuries between the date of purchase and the measurement date.

The following table presents additional information about financial assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level III inputs or value drivers to determine fair value.

	Municipals	Corporates	U.S. Governments	Other	Lease Inventory	Total
Balances - January 1, 2009	$ 2,540,759	$ 798,959	$ 129,280	$ 154,906	$ -	$ 3,623,904
Total realized gains (losses) - included in earnings	177,724	(1,676,879)	2,691	(303,906)	127	(1,800,243)
Purchases, sales, issuances and settlements, net	(1,546,683)	2,062,589	(131,971)	429,155	1,067,592	1,880,682
Transfers in and/or out of Level III	1,619,248	1,084,583	-	-	-	2,703,831
Balances - December 31, 2009	$ 2,791,048	$ 2,269,252	$ -	$ 280,155	$ 1,067,719	$ 6,408,174

15. Subsequent Events Evaluation Date

Management has determined the date of issuance of the financial statements is appropriate for determination of subsequent event disclosure. As of February 23, 2010, management has determined there are no subsequent events which require disclosure in the financial statements.

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

We have audited the accompanying financial statements of Crews & Associates, Inc. as of December 31, 2009, and have issued our report thereon dated February 23, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 18 through 21 relates to Crews & Associates, Inc. and is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frazer Frost, LLP

Certified Public Accountants

Little Rock, Arkansas
February 23, 2010

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Net capital		
Total stockholder's equity for Crews & Associates, Inc.		$ 31,724,379
Deduct		
Nonallowable assets		13,942,629
Other		54,244
Net capital before haircuts on securities positions		17,727,506
Haircuts on securities positions		
Trading positions		
Bankers' acceptances, certificates of deposit and commercial paper	8,344	
State and municipal government obligations	1,427,549	
U.S. Government obligations	68,928	
Corporate obligations	434,121	
Contractual securities commitments	352,450	
Other	585,125	2,876,517
Net capital		$ 14,850,989
Aggregate indebtedness		
Payables to brokers and dealers for customers' securities failed to receive	$ 832,363	
Other payables to brokers and dealers	28,810	
Payables to customers	116,648	
Accounts payable and accrued liabilities	15,944,187	
Total aggregate indebtedness		$ 16,922,008
Net capital		$ 14,850,989
Minimum capital required to be maintained (the greater of 1/15 of aggregate indebtedness of $1,128,134 or $250,000)		$ 1,128,134
Net capital in excess of requirement		$ 13,722,855
Ratio: Aggregate indebtedness to net capital		1.14

There are no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2009.

See independent auditor's report on supplementary information.

Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ 106,597
Customers' securities failed to receive	832,363
Credit balances in firm accounts which are attributable to principal sales to customers	205,838
Other	43,217
Total credit balances	1,188,015
Debit balances	
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection	1,767,333
Excess of total debits over total credits	$ 579,318
Amount held on deposit "for the exclusive benefit of customers" at December 31, 2009	$ 309,229

There are no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2009.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

	Market Value	Number of Items
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2009 (for which instructions to reduce to possession or control had been issued as of December 31, 2009, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3).	None	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2009, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

See independent auditor's report on supplementary information.

Schedule of Assessment and Payments to the SIPC

For the Period from April 1, 2009 to December 31, 2009

Total revenue for the period from April 1, 2009 to December 31, 2009	$ 47,308,659
Plus expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	132,635
Less revenue from the sale of investment company shares	(382,011)
Less other revenue not related directly or indirectly to the securities business	(78,875)
Less total interest and dividend expense	(218,463)
Net deductions	(546,714)
SIPC net operating revenue	$ 46,761,945
General assessment (at .0025)	$ 116,905
Less payments made as follows:	
January 2, 2009	150
July 28, 2009	42,163
Assessment due and paid with SIPC 7T, February 22, 2010	$ 74,592

See independent auditor's report on supplementary information.

FRAZER
FROST, LLP
Certified Public Accountants

Independent Auditor's Report on Internal Controls
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

In planning and performing our audit of the financial statements of Crews & Associates, Inc. (the "Company") as of December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frazer Frost, LLP

Certified Public Accountants

Little Rock, Arkansas
February 23, 2010

Independent Auditor's Report on Applying
Agreed-Upon Procedures Related to an Entity's SIPC
Assessment Reconciliation Required by Rule 17a-5(e)(4)

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Crews & Associates, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entry noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

Frazer Frost, LLP

Certified Public Accountants

Little Rock, Arkansas
February 23, 2010

CREWS & ASSOCIATES, INC.

December 31, 2009

Financial Statements
And
Supplementary Information

With

Independent Auditor's Report